Exhibit 99.1

Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3Z Page 1 Rule 3.19A.3 Appendix 3Z Final Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity: PRIMA BIOMED LIMITED (ASX:PRR) ABN: 90 009 237 889 We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of director Mr Martin Rogers Date of last notice 19.06.2013 Date that director ceased to be director 15.11.2013 Part 1 – Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities -

Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Z Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Ordinary shares, listed and unlisted options held in the names of director related entity, Structure Investments Pty Ltd (Rogers Family A/c) Number & class of securities 20,542,179 Ordinary Shares 2,500,000 Listed Options (exercise price $0.20, expiry 19-06-2017) 10,000,000 Unlisted Options (exercise price $0.20, expiry 06-12-2013) Part 3 – Director’s interests in contracts Detail of contract - Nature of interest - Name of registered holder (if issued securities) - No. and class of securities to which interest relates -